UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41356

Electra Battery Materials Corporation
(Translation of registrant's name into English)

133 Richmond St W, Suite 602
Toronto, Ontario, M5H 2L3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Information Contained in This Report on Form 6-K

On February 23, 2026, Electra Battery Materials Corporation (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This report on Form 6-K, including the press release attached hereto as Exhibit 99.1, shall be deemed to be incorporated by reference as an exhibit to the Registration Statement on Form F-3, as amended (File No. 333-288364) of the Company and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

Exhibits

Exhibit No.	Description

Exhibit 99.1	Press Release dated February 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)

Date: February 23, 2026	/s/ Trent Mell
Trent Mell
Chief Executive Officer and Director